UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2018

STRATA POWER CORPORATION

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(Registrant’s Name)

10010 - 98 Street
PO Box 7770
Peace River, AB
T8S 1T3

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F [X]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 27, 2018, Strata Oil & Gas Inc. (the “Company”), filed Articles of Amendment with Corporations Canada changing its name from “Strata Oil & Gas Inc.” to “Strata Power Corporation” effective December 27, 2018. A copy of the Articles of Amendment is attached as Exhibit 3.1 hereto and incorporated by reference.

Outstanding stock certificates for shares of the Company are not affected by the name change; they continue to be valid and need not be exchanged.

Item 9.01 Exhibits

3.1	Articles of Amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Power Corporation

By: /s/ Trevor Newton
Name: Trevor Newton
Title: President

Date: December 27, 2018

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